SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2018

Commission File No.:   001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-223774) AND EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-227335), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

4.1	Indenture, dated as of November 13, 2018, among Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Brandbev S.A., Brandbrew S.a r.l, Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee.

4.2	First Supplemental Indenture, dated as of November 13, 2018, by and among Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee.

4.3	Second Supplemental Indenture, dated as of November 13, 2018, by and among Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee.

4.4	Third Supplemental Indenture, dated as of November 13, 2018, by and among Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee.

99.1	Press release issued 26 October 2018 regarding private U.S. exchange offers.

99.2	Press release issued 9 November 2018 regarding results of private U.S. exchange offers.

99.3	Press release issued on 13 November 2018 regarding debt tender offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: November 14, 2018	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title: Global Legal Director Corporate